Exhibit 3.1

Amendments to Article II, Section 10, and Article III, Section 3, of the
Second Amended and Restated By-laws, as Amended, of Skyworks Solutions, Inc.

Article II

SECTION 10    Voting. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of stock held by such stockholder. Any vote on stock may be given by the stockholder entitled thereto in person or by proxy appointed by an instrument in writing, subscribed (or transmitted by electronic means and authenticated as provided by law) by such stockholder or by the stockholder’s attorney thereunto authorized, and delivered to the Secretary; provided, however, that no proxy shall be voted after three years from its date unless the proxy provides for a longer period. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, at all meetings of the stockholders, all matters, other than the election of directors (which is addressed in ARTICLE III, Section 3), shall be decided by the vote (which need not be by ballot) of a majority in interest of the stockholders present in person or by proxy and entitled to vote thereon, a quorum being present.

Article III

SECTION 3    Election of Directors. Other than in a Contested Election Meeting (as defined below), at each meeting of the stockholders for the election of directors at which a quorum is present, a nominee for election as a director at such meeting shall be elected to the Board of Directors if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election (with “abstentions” and “broker non-votes” not counted as votes “for” or “against” such nominee’s election). In a Contested Election Meeting at which a quorum is present, the directors shall be elected by a plurality vote of all votes cast for the election of directors at such Contested Election Meeting. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. A meeting of stockholders shall be a “Contested Election Meeting” if the number of nominees for election as directors exceeds the number of directors to be elected at such meeting, as of the tenth day preceding the date of the Corporation’s first notice to stockholders of such meeting sent pursuant to ARTICLE II, Section 4 of these By-laws (the “Determination Date”); provided, however, that if in accordance with ARTICLE II, Section 8 of these By-laws stockholders are entitled to nominate persons for election as directors after the otherwise applicable Determination Date, the Determination Date will instead be the last day on which stockholders are entitled to nominate persons for election as director.